[RIVERVIEW BANCORP LETTERHEAD]

August 8, 2013

Via Edgar

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-1004

Attn:  Christian Windsor, Special Counsel

Re:	Riverview Financial Corporation/Union Bancorp, Inc.
Form S-4 Registration Statement No. 333-188193

Dear Mr. Windsor:

Please allow this letter to serve as confirmation that there have been no material changes in the results of operations or trends of either Riverview Financial Corporation or Union Bancorp, Inc. when comparing the results of operations and trends of the respective companies as of and for the periods ended March 31, 2013 and June 30, 2013.

Please contact Kimberly J. Decker, of Barley Snyder, LLP at (717) 399-1506 with any questions you may have concerning this request.

Sincerely,

/s/ Robert M. Garst	/s/ Mark F. Ketch
Robert M. Garst	Mark F. Ketch
Chief Executive Officer	President and Chief Executive Officer

cc:	Kimberly J. Decker
Kenneth Rollins